Exhibit (d)(6)

INTELLECTUAL PROPERTY LICENSE AGREEMENT

THIS INTELLECTUAL PROPERTY LICENSE AGREEMENT (“Agreement”) is made and entered into as of July 27, 2005 (the “Effective Date”) by and between XYRATEX TECHNOLOGY LIMITED, a company incorporated under the laws of England (“Licensee”) and nSTOR CORPORATION, INC., a Delaware corporation (“Licensor”).

A. Licensee’s parent company, Xyratex Limited, and Licensor’s parent company, nStor Technologies, Inc. have entered into an agreement and plan of merger dated as of the date hereof (the “Merger Agreement”) pursuant to which Xyratex Limited or a wholly-owned subsidiary of Xyratex Limited will acquire the Intellectual Property Rights (defined below) that are the subject of this Agreement;

B Licensee has provided a loan to Licensor as specified in the promissory note dated the date hereof (the “Note”) in furtherance of the parties’ objectives under the Merger Agreement; and

C. Licensor has agreed to license the Intellectual Property Rights to Licensee in accordance with the terms and conditions of this Agreement.

NOW, THEREFORE, in consideration of the mutual promises set forth herein, Licensee and Licensor hereby agree as follows:

ARTICLE 1: DEFINITIONS

1.1	“Affiliate” shall mean any company that controls, is controlled by, or is under common control with Licensee or its successor entity.

1.2	“Confidential Information” shall mean any and all technical and non-technical information that is identified at the time of disclosure to be proprietary or confidential information of the disclosing party, including tooling, formulae, bills of material, know-how, designs, schematics, techniques, software code, mask works, technical documentation, plans or any other information relating to any research project, work in process, future development, scientific, engineering, manufacturing, marketing or business plan or financial or personnel matter relating to the disclosing party, or its present or future products, sales, suppliers, customers, employees, investors or business, whether in written, oral, graphic or electronic form.

1.3	“Documentation” shall mean the items of user documentation with respect to the Software provided to Licensee or to be provided to pursuant to the Agreement, including but not limited to the description of the functional, operational and design characteristics of the Software and the items of programming, systems and data base documentation.

1.4	“Effective Time” shall mean the closing date specified in the Merger Agreement.

1.5	“Improvements” shall mean any improvements, discoveries, developments, modifications or derivative works, whether or not patentable.

1.6	“Intellectual Property Rights” shall mean all Licensor Patents and Applications and Software, copyright rights, moral rights, trade secret rights, mask work rights, and all other intellectual and industrial property rights (excluding trade marks and service marks), whether or not registered or perfected, anywhere in the world, and all registrations, initial applications, renewals, extensions, continuations, divisions or reissues for any of the foregoing.

1.7	“Licensor Materials” shall mean the specifications, schematics, technical information, bills of materials, instructions, records, drawings, data sheets, reports, hardware, firmware and other materials and technology listed in Exhibit A.

1.8	“Licensor Patents and Applications” shall mean all unexpired U.S. and foreign patents and patent applications, and any related continuations, continuations in part, reissues, re-examinations, renewals, extensions and divisions thereof. “Licensor Patents and Applications” includes those patents and applications listed in Schedule 3.15.1(i) of the Merger Agreement.

1.9	“Merger” shall have the meaning set forth in the Merger Agreement.

1.10	“Software” shall mean the computer software programs and files, as listed in Exhibit A hereto to be provided to Licensee by Licensor pursuant to this Agreement and Licensor’s Documentation, which may be delivered to Licensee by or on behalf of Licensor.

1.11	“Source Code” shall mean the human readable source code version of the Software including, but not limited to, all corresponding source documentation, all developer’s notes, specifications, flow diagrams, release notes and build procedures, and any tools necessary to execute the build procedures or otherwise create the Software from the source code version of the Software.

ARTICLE 2: SCOPE OF LICENSES

2.1	Grant of License to Software and Source Code. Subject to Section 7.1 and Article 8 hereof, Licensor hereby grants to Licensee and its Affiliates a worldwide, non-exclusive, fully paid-up, royalty-free, perpetual, irrevocable license, with right of sublicense, under and to all of Licensor’s Intellectual Property Rights embodied in or arising from the Licensor Patents and Applications, Software, Source Code, Licensor Materials and Documentation, to: (i) use, install, reproduce, modify and improve or have improved, make derivative works of, distribute (through multiple tiers of distribution), transmit and display the Software, or have improved and operate the Software by any number of users, on any number of computers, and at any number of sites and to use the Documentation and Licensor Materials in any manner subject to the terms and conditions of this Agreement; (ii) use, modify, enhance, translate, convert, recompile, upgrade and otherwise prepare derivative works of the Source Code; and (iii) make (including the right to practice methods, processes and procedures), have made for Licensee and Licensee’s Affiliates, use, lease, sell, offer for sale and import products. Notwithstanding the foregoing, Licensor does not grant Licensee a license to use or otherwise practice any patents prosecuted by Licensor after the Effective Time that do not constitute a continuation, continuation in part, reissue, re-examination, renewal, extension or division of the patents and applications listed in Schedule 3.15.1(i) of the Merger Agreement.

ARTICLE 3: DELIVERY; INSTALLATION; TRAINING

3.1	Promptly upon execution of this Agreement, Licensor shall deliver the Software, Source Code, Licensor Materials and Documentation to Licensee and provide Licensee with reasonable assistance with respect to the installation of the Software on Licensee’s computer systems.

3.2	Upon delivery of Software, Licensor shall deliver to Licensee at least one (1) electronic and one (1) hard copy of all generally available Documentation for such Software and Licensor Materials sufficient to enable Licensee personnel to use and to fully understand the functionality, use and operation of such Software. Licensor agrees that Licensee may copy the Documentation and Licensor Materials in order to satisfy its own reasonable internal requirements.

3.3	The Documentation specified above shall include detailed program code and documentation relating to the development, maintenance and use of the Source Code.

ARTICLE 4: WARRANTIES

4.1	Subject to Section 9.3 hereof, Licensor warrants to Licensee that: (i) Licensor has all rights necessary to provide the Software, Source Code, Documentation and Licensor Materials to Licensee and to perform the services as specified in this Agreement and warrants that such Software, Source Code, Documentation, Licensor Materials and services are free of all liens, claims, encumbrances and other restrictions, except as otherwise set forth in the Merger Agreement; (ii) the Software, Source Code, Documentation, Licensor Materials and services furnished by Licensor and Licensee’s use of the same hereunder do not violate or infringe the rights of any third party or the laws or regulations of any governmental or judicial authority; (iii) Licensee shall be entitled to use and enjoy the benefit of the Software, Source Code, Documentation Licensor Materials and services, subject to and in accordance with this Agreement; (iv) Licensee’s use and possession of the Software, Source Code, Documentation, Licensor Materials and services hereunder shall not be adversely affected, interrupted or disturbed by Licensor or any entity asserting a claim under or through Licensor; (v) Licensor has all rights necessary to grant the licenses to Licensee as set forth in Article 2; and (vi) Licensee’s exercise of its rights under this Agreement will not violate the proprietary or Intellectual Property Rights of any third party.

4.2	EXCEPT AS SPECIFICALLY PROVIDED IN THIS AGREEMENT, LICENSOR MAKES NO OTHER WARRANTIES, EXPRESSED OR IMPLIED, AND

SPECIFICALLY DISCLAIMS ANY IMPLIED WARRANTY OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE. LICENSEE MAKES NO EXPRESS OR IMPLIED WARRANTIES WITH RESPECT TO ANY MATTER.

ARTICLE 5: INTELLECTUAL PROPERTY INDEMNIFICATION

5.1	Licensor shall indemnify, defend and hold Licensee, its Affiliates, officers, directors, employees, consultants and customers harmless from and against any and all liabilities, losses, damages, costs and expenses (including reasonable attorneys’ fees) arising out of or resulting from any claim, action, suit or proceeding alleging infringement, breach, contravention, misuse or misappropriation of any Intellectual Property Rights or proprietary rights, including, without limitation, trademarks, service, marks, patents, copyrights, trade secrets or any similar proprietary rights, based upon the Software, Source Code, Documentation, or Licensor Materials or services furnished hereunder by Licensor or based on Licensee’s (including its respective directors, officers, employees and agents) use thereof. Licensor, at its sole cost, shall have the right to conduct the defense of any such claim or action and all negotiations for its settlement or compromise, unless otherwise mutually agreed to in writing; provided, that any such settlement or compromise shall not be made without Licensee’s consent (which consent shall not be unreasonably withheld) and shall include an unconditional release of Licensee from all liability arising out of or in relation to such action and any transactions or conduct in connection therewith.

5.2	If any Software, Source Code, Documentation and/or Licensor Materials or services become, or in Licensor’s opinion are likely to become, the subject of any such claim or action, then, Licensor, at its sole expense, may either: (i) procure for Licensee the right to continue using the same as contemplated hereunder; (ii) modify the same to render the same non-infringing (provided such modification does not adversely affect Licensee’s use as contemplated hereunder); or (iii) replace the same with equally suitable, functionally equivalent, compatible, non-infringing Software, Documentation, Licensor Materials and/or services.

ARTICLE 6: CONFIDENTIAL INFORMATION

6.1	All Confidential Information exchanged between the parties pursuant to this Agreement shall not be distributed, disclosed, or disseminated in any way or form by the receiving party to anyone except its own employees who have a reasonable need to know such Confidential Information and who have been advised of the confidential nature and required to observe the terms and conditions hereof; nor shall Confidential Information be used by the receiving party for its own purpose, except for the purposes of exercising its rights or fulfilling its obligations under this Agreement. Neither party shall communicate or otherwise disclose to the other, during the term of this Agreement, confidential or proprietary information of third parties. Upon request of the disclosing party, copies and embodiments of the disclosing party’s Confidential Information shall be promptly returned to the disclosing party by the receiving party, unless such copies are required to support existing customers under the terms of this Agreement.

6.2	Upon termination of this Agreement, for any reason, each party shall promptly return to the other party all Confidential Information provided by the other party, including all copies thereof, unless such copies are required to support existing customers under the terms of this Agreement.

ARTICLE 7: TERM AND TERMINATION

7.1	TERM. Licensee agrees that it may exercise its rights under this license only in the event that:

(a) The Merger Agreement is terminated as a result of the failure of condition (B) in Annex I of the Merger Agreement and, at the option of Licensee (i) the Note has been forgiven by Licensee or (ii) the Note has not been repaid in full on or before March 31, 2006;

(b) The Merger Agreement is terminated as a result of the failure of the Minimum Condition (as defined in the Merger Agreement) and the Note is not repaid in full on or before March 31, 2006; or

(c) The Merger Agreement is terminated pursuant to Sections 7.1.3 (if the termination resulted from a failure of the conditions set forth in Sections (E) or (F) in Annex I of the Merger Agreement), 7.1.5, 7.1.6 or 7.1.7 thereof and, at the option of Licensee (i) the Note has been forgiven by Licensee, or (ii) the Note has not been repaid in full on or before March 31, 2006.

7.2	TERMINATION. Licensee may terminate this Agreement upon 30 days’ written notice to Licensor. Licensor shall not be entitled to rescind this Agreement or to revoke or terminate any of the rights licensed to Licensee hereunder or to enjoin, restrain, or otherwise impair Licensee’s or its Affiliates’ exercise or exploitation of such rights. For any material breach by Licensee of this Agreement, Licensor shall give written notice of such breach to Licensee and shall be limited to a remedy in an action at law for damages, if any.

ARTICLE 8: LICENSE FEE.

8.1	In the event that Licensee exercises its rights hereunder pursuant to the provisions of Section 7.1(a) or 7.1(b) hereof, Licensee shall: (i) advance any remaining principal amount of the Note; (ii) forgive the entire principal amount of the Note, plus all accrued interest thereon; and (iii) pay to Licensor a one-time, non-recurring license fee of $6,500,000 in six equal monthly payments of $1,000,000 and one payment of $500,000 during the seven months immediately following the termination of the Merger Agreement.

8.2	In the event that the Licensee exercises its rights hereunder pursuant to the provisions of Section 7.1(c) hereof, Licensee shall: (i) advance any remaining principal amount of the Note; (ii) forgive the entire principal amount of the Note, plus all accrued interest thereon; and (iii) pay to Licensor a one-time, non-recurring license fee of $3,848,000 in four equal monthly payments of $962,000 during the four months immediately following the termination of the Merger Agreement. Notwithstanding the foregoing, in the event that Licensee exercises its rights hereunder pursuant to the provisions of Section 7.1(c) hereof, the license fee of $3,848,000 will be paid to Licensor only if Licensor pays the Termination Fee (defined in the Merger Agreement) to Licensee in accordance with the terms of the Merger Agreement. In the event that Licensor does not pay to Licensee the Termination Fee, the license fee of $3,848,000 shall be reduced to a total of $3,000,000, payable to Licensor in three equal monthly payments of $1,000,000 during the three months immediately following the termination of the Merger Agreement.

8.3	If Licensee fails to pay any amount due under Section 8.1 or Section 8.2 above thirty (30) days following the due date, Licensee agrees to pay Licensor, in addition to the payment then owing, a sum equal to the lower amount of one and one-half percent (1 1/2%) of the payment or the maximum amount allowed by law for each month, and any portion thereof, that the payment is delinquent. Licensee shall not be deemed to be in default of its payment obligations under Section 8.1 or Section 8.2 above unless the applicable license fee payment remains unpaid for ninety (90) days following the applicable due date.

8.4	In the event that Licensee terminates this Agreement at any time before the final monthly payment of the license fee is due as applicable under Section 8.1 or Section 8.2, Licensee shall not be obligated to make any further payments to Licensor following the date of such termination and Licensor shall not be obligated to reimburse Licensee license fees paid to Licensor or principal advanced to Licensor pursuant to the Note prior to the date of termination.

8.5	It is expressly understood and agreed that the licensee fees set forth in Sections 8.1 and 8.2 above shall not be due or paid to Licensor unless and until Licensee exercises its rights under Article 2 hereof. In the event that Licensee declines to exercise such rights, the Note, plus all accrued interest thereon, shall be due and payable to Licensee in accordance with its terms. Nothing in Article 7 or this Article 8 shall be construed as requiring or obligating Licensee to exercise its rights under Article 2 hereof.

ARTICLE 9: ADDITIONAL TERMS

9.1	LIMITATION OF LIABILITY: SUBJECT TO ARTICLE 5 HEREOF, EACH PARTY’S LIABILITY TO THE OTHER OR ANY OTHER PERSON OR ENTITY FOR DIRECT DAMAGES, REGARDLESS OF THE FORM OF ACTION, SHALL BE LIMITED TO THE TOTAL DOLLAR AMOUNT PAID OR THERETOFORE REQUIRED TO HAVE BEEN PAID BY LICENSEE PURSUANT TO THIS AGREEMENT AND IN NO EVENT WILL EITHER PARTY BE LIABLE TO THE

OTHER PARTY OR ANY OTHER PERSON OR ENTITY FOR LOST PROFITS OR FOR SPECIAL, INCIDENTAL, INDIRECT OR CONSEQUENTIAL DAMAGES ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT OR THE SUBJECT MATTER HEREOF, REGARDLESS OF THE FORM OF ACTION, WHETHER OR NOT SUCH PARTY HAS BEEN INFORMED OF, OR OTHERWISE MIGHT HAVE ANTICIPATED, THE POSSIBILITY OF SUCH DAMAGES. NOTWITHSTANDING THE FOREGOING, NO LIMITATION ON EITHER PARTY’S LIABILITY SHALL APPLY TO (i) DAMAGES RESULTING FROM THE GROSS NEGLIGENCE OR WILLFUL MISCONDUCT OF SUCH PARTY OR INTENTIONAL BREACH OF THIS AGREEMENT, (ii) DAMAGES ARISING IN RESPECT OF CLAIMS UNDER ARTICLES 5 OR 6 OF THIS AGREEMENT, OR (iii) CLAIMS FOR PERSONAL INJURY OR PROPERTY DAMAGE CAUSED BY THE NEGLIGENCE OF SUCH PARTY, ITS EMPLOYEES, AGENTS OR SUBCONTRACTORS.

9.2	FORCE MAJEURE: In no event shall either party be liable to the other for any delay or failure to perform hereunder, which delay or failure to perform is due to causes beyond the control of said party, including, but not limited to: acts of God; acts of the public enemy; acts of the government of the United States of America or any State, territory or political division of the United States of America, or of the District of Columbia; fires; floods; epidemics; quarantine restrictions; strikes (not involving employees, subcontractors or agents of the party whose performance is delayed or prevented); acts of terrorism; riots; and freight embargoes. Notwithstanding the foregoing, in every case the delay or failure to perform must be beyond the control and without the fault or negligence of the party claiming excusable delay and such affected party shall take steps to mitigate the effect and length of such force majeure event. Performance times under this Agreement shall be considered extended for a period of time equivalent to the time lost because of any delay which is excusable under this Section.

9.3	NON-EXTENSION OF EXCLUSIVE LICENSES: In contemplation of the Merger Agreement, Licensor agrees not to extend the term of any exclusive licenses granted by Licensor prior to the date hereof beyond June 30, 2006 (the “Exclusive Licenses”) at any time before the Effective Time and, if the Merger does not close, until Licensor repays the Note and all applicable interest thereon to Licensee on or before March 31, 2006. If Licensor has not repaid the Note by March 31, 2006, Licensor also agrees not to extend the term of the Exclusive Licenses. Nothing in this Section 9.3 shall be construed as limiting Licensor’s ability to grant non-exclusive licenses or to transfer its rights to third parties (subject to this Agreement) under the Licensor Patents and Applications or to the Software and Source Code. For so long as the exclusivity provisions of the any Exclusive License remain in effect, Licensee agrees not to exercise its rights under Section 2.1 in a manner inconsistent with the restrictions set forth in any such Exclusive Licenses.

9.4	SECTION 365(n): All rights and licenses granted under or pursuant to this Agreement by Licensor to Licensee are, and shall otherwise be deemed to be, for purposes of Section 365(n) of the United States Bankruptcy Code (the “Code”), licenses to rights to

“Intellectual Property” as defined in the Code. The parties agree that Licensee shall retain and may fully exercise all of its rights and elections under the Code. The parties further agree that, in the event of the commencement of bankruptcy proceeding by or against Licensor under the Code, Licensee shall be entitled to retain all of its rights under this Agreement (including all rights granted to Licensee under Article 2 hereof).

9.5	NOTICES: All notices shall be in writing and deemed effective when delivered personally or mailed, first class mail, postage prepaid, or delivered by reputable overnight carrier, or provided by facsimile with confirmation of receipt to each party’s last-provided address, to the attention of the undersigned. Each party may change the address(es) or addressee(s) for notice hereunder upon written notice to the other. All notices shall be deemed given and sufficient in all respects.

9.6	ADVERTISING OR PUBLICITY: Except as required by law or stock exchange rule, neither party shall use the name of the other party or any of its Affiliates or of any officer or employee of the other party or any of its Affiliates, or any trade name, trademark, service mark or symbol of the other party or any of its Affiliates, or any likeness thereof or marks similar thereto, or refer to or identify the other party or any of its Affiliates in advertising, brochures, publicity releases, promotional or marketing correspondence to others or other written material without, in each case, securing the prior written consent of such other party.

9.7	FAVORABLE PROVISIONS: Licensor warrants that the terms (including pricing) of this Agreement are comparable to or better than the terms (including pricing) offered by Licensor to any of its similarly situated commercial customers of equal or lesser size for comparable Software or services. If Licensor offers more favorable terms (including pricing) to such commercial customers during the term of this Agreement, such terms shall also be made available to Licensee within thirty (30) days from the execution of such agreement.

9.8	ASSIGNMENT: Neither party may assign this Agreement, and/or its obligations hereunder without the prior written consent of the other party, which shall not be unreasonably withheld; provided, however, that Licensee may assign this Agreement and/or any of its rights hereunder upon written notice to Licensor, but without requiring the consent of Licensor, to any Affiliate, or to Licensee’s successor pursuant to a merger, consolidation or sale, or to an entity which acquires all or substantially all of the business or business unit of Licensee relating to this Agreement. This Agreement shall be binding upon and shall inure to the benefit of the parties’ respective successors and permitted assigns. Any assignment in violation of the foregoing shall be null and void, and of no force or effect.

9.9	GOVERNING LAW, FORUM SELECTION: This Agreement shall be governed by, and construed in accordance with the laws of the State of California without regard to its conflict of laws principles that would result in the application of another jurisdiction’s laws. The parties expressly waive and disclaim the applicability of the United Nations Convention on the International Sale of Goods. The parties hereto irrevocably consent to the exclusive jurisdiction of and venue in the applicable federal and/or California state courts located in the county of Santa Clara County, State of California, U.S.A.

9.10	MODIFICATION, AMENDMENT, SUPPLEMENT AND WAIVER: No modification, course of conduct, amendment, supplement to or waiver of this Agreement, any Exhibit, or any provision hereof shall be binding upon the parties unless made in writing and duly signed by authorized representatives of both parties. At no time shall any failure or delay by either party in enforcing any provisions, exercising any option, or requiring performance of any provisions, be construed to be a waiver of same.

9.11	SEVERABILITY: In the event any one or more of the provisions of this Agreement shall for any reason be held to be invalid, illegal or unenforceable, the remaining provisions of this Agreement shall be unimpaired, and the invalid, illegal or unenforceable provisions shall be replaced by a provision, which, being valid, legal and enforceable, comes closest to the intention of the parties underlying the invalid, illegal or unenforceable provision.

9.12	CUMULATIVE REMEDIES: Except as expressly provided to the contrary herein, all remedies set forth in this Agreement are cumulative, and not exclusive of any other remedies of a party at law or in equity, statutory or otherwise.

9.13	HEADINGS: Headings are for reference and shall not affect the meaning of any of the provisions of this Agreement.

9.14	ATTORNEYS’ FEES: The prevailing party in any legal action brought by one party against the other shall be entitled, in addition to any other rights and remedies it may have, to reimbursement for its expenses incurred thereby, including court costs and reasonable attorneys’ fees. Notwithstanding the foregoing, in the event that Licensor brings any legal action asserting any claims or causes of action other than breach of Licensee’s payment obligations under Article 8 hereof (“Excluded Claims”), Licensor shall not be entitled to recover from Licensee any part of the court costs and attorneys’ fees incurred by Licensor in prosecuting, or attributable to the prosecution of, Excluded Claims.

9.15	SURVIVAL. The provisions of Articles 1, 4, 5, 6, 7, 8 and 9 of this Agreement shall survive any termination of this Agreement.

9.16	ENTIRE AGREEMENT: The Exhibits to this Agreement are incorporated by this reference and shall constitute part of this Agreement. This Agreement constitutes the entire agreement between the parties and supersedes all previous agreements, promises, proposals, representations, understanding and negotiations, whether written or oral, between the parties respecting the subject matter hereof.

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the Effective Date.

Licensor: nSTOR CORPORATION, INC.		Licensee: XYRATEX TECHNOLOGY LIMITED

By:	/s/ Jack Jaiven	By:	/s/ Steve Barber
Name:	Jack Jaiven	Name:	Steve Barber

Title:	VP / CFO	Title:	CEO